

Mail Stop 6010

April 11, 2008

<u>VIA U.S. MAIL and FACSIMILE: 011-852-2407-1868</u>

Mr. Kei Hong Chua
Chief Financial Officer
14th Floor, 138 Texaco Road
Tsuen Wan, New Territories
Hong Kong

> **RE:** **ASAT Holdings, Limited**
> **Form 20-F for the fiscal year ended April 30, 2007**
> **Filed October 15, 2007**
> **Form 20-F/A for the fiscal year ended April 30, 2007**
> **Filed November 1, 2007**
> **File No. 000-30842**

Dear Mr. Chua:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of April 30, 2007

Item 5. Operating and Financial Review and Prospects

Off-Balance Sheet Arrangements, page 60

1.   We see that you entered into long-term leases for the facilities in Dongguan China. Please tell us how you considered the requirements of SFAS 13 in assessing whether the leases should be accounted for as capital leases.

Item 15. Controls and Procedures, page 93

2.   Disclosure from the first paragraph indicates that "In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met."   Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

3.   We note your statement that the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are effective "subject to the limitations noted above," which appear to be in part related to the length of time that the executives have been employed by Asat. Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Form 20-F/A as of April 30, 2007

Item 19. Exhibit Index, page 1

4.   We see that the amended Form 20-F filed on November 1, 2007 does not include certifications under Section 302 or Section 906 of Sarbanes-Oxley. Please amend to provide currently dated certifications from your principal executive officer and principal financial officer. Refer to the instructions to Item 19 of Form 20-F and Exchange Act Rule 13a-14(a).

Financial Statements

Note 2, Summary of Significant Accounting Policies, page F-8

(c) Revenue Recognition and Risk of Loss, page F-8

5.   In future filings please expand to clarify how you apply the four revenue recognition criteria listed in the fourth sentence of the disclosure in your specific circumstances. Please also describe the nature and extent of discounts referred to in that sentence, including how you estimate the amount of those discounts and the timing of recognition.

Note 12. Purchase Money Loan Facility, page F-19

6.   We note that you issued warrants in connection with the Purchase Money Loan Facility. In future filings please disclose how you accounted for and valued those warrants, including methods, models and significant assumptions.   Please apply this guidance to other disclosures where you issued warrants, such as in connection with the preferred shares described in Note 15 and in connection with the Freescale settlement described in Note 23.

Note 15. Series A Redeemable Convertible Preferred Shares, page F-22

7.   You disclose that "The Company engaged independent appraisers to assess the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares."   While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement. Please also apply this comment to any other references to valuation experts, such as the reference in the fourth paragraph of Note 23.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Review Accountant